February 13, 2007

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Herbert Lindo
Chief Executive Officer
Kenilworth Systems Corporation
185 Willis Avenue
Mineola, New York 11501

  Re: Form 8-K filed February 7, 2007
     File No.: 0-08962

Dear Mr. Lindo:

We have reviewed your filing and have the following comments. You should revise your document in response to these comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K to report resignation of previous accountants</u>

1. You should file an Item 4.01 Form 8-K immediately to report the resignation, if true, of Demetrius & Company that fully complies with Item 304 of Regulation S-B. You should specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304 of Regulation S-B. The filing was due on the fifth day following the date the relationship ceased. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

2. In addition, Item 304 of Regulation S-B requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include

disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

3.   The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304 of Regulation S-B.

Exhibit 16:

4.   Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

Other

5.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

> In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

Sincerely,

E. L. Simpson

Effie Simpson
Staff Accountant

VIA FACSIMILE: Herbert Lindo, CEO
(516) 741-7194